Exhibit 99.1


           FOR IMMEDIATE RELEASE Contact: Robert Mead (212) 484-6701



                      DISCOVERY ZONE ANNOUNCES RESIGNATION

     FT. LAUDERDALE, FLORIDA, MARCH 19,1996 --- Discovery Zone, Inc. announced today that, in connection with the previously announced resignation of Steven R. Berrard as the Chief Executive Officer of the Blockbuster Entertainment Group and a director of Viacom, Inc., Mr. Berrard has resigned as CEO and a director of Discovery Zone.

     The Company said that Donna Moore, who is currently President and Chief Operating Officer of Discovery Zone, would continue to oversee the Company's day-to-day operations.

     Discovery Zone is the leading operator of children's indoor entertainment and fitness facilities.




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